SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D
                            (Amendment No. 1)

                Under the Securities Exchange Act of 1934

                        ORBIT INTERNATIONAL CORP.
                            (Name of Issuer)

                       Common Stock, no par value
                     (Title of Class of Securities)

                               685559-10-6
                             (CUSIP Number)

                              COPY TO:

                         Mary Anne E. Busse, Esq.
               Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                             551 Fifth Avenue
                         New York, New York  10176
                              (212) 661-6500

       (Name, Address and Telephone Number of Person Authorized to
                   Receive Notice and Communications)

                            March 11, 1996
         (Date of Events which Requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:  [  ]

Check the following box if a fee is being paid with the statement:
[ ] (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 685559-10-6                                      Page  of 7 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
     Dennis Sunshine

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS
     PF, 00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION  United States

NUMBER OF      7    SOLE VOTING POWER
 SHARES             - 0 -
BENEFICIALLY
 OWNED
 BY EACH       8    SHARED VOTING POWER
REPORTING           1,270,138*
PERSON
 WITH          9    SOLE DISPOSITIVE POWER
                    - 0 -

               10   SHARED DISPOSITIVE POWER
                    1,270,138*

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,270,138*

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.66%*

14   TYPE OF REPORTING PERSON*
     IN

*Assumes exercise of currently exercisable options to purchase
275,000 shares of Common Stock.

                 **SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7


CUSIP NO. 685559-10-6                                      Page  of 7 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
     Francine Sunshine

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS
     PF, 00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION  United States

NUMBER OF      7    SOLE VOTING POWER
 SHARES             - 0 -
BENEFICIALLY
 OWNED
 BY EACH       8    SHARED VOTING POWER
REPORTING           1,270,138*
PERSON
 WITH          9    SOLE DISPOSITIVE POWER
                    - 0 -

               10   SHARED DISPOSITIVE POWER
                    1,270,138*

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,270,138*

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.66%*

14   TYPE OF REPORTING PERSON
     IN

*Assumes exercise of currently exercisable options to purchase
275,000 shares of Common Stock.

                 **SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                         Statement on Schedule 13D
                          Pursuant to Rule 13d-1
                                 under the
                      Securities Exchange Act of 1934


     The undersigned hereby amends Items 3, 4, 5 and 6 of the
Schedule 13D filed by them with respect to the common stock, par value $.10 (the "Common Stock"), of Orbit International Corp., a Delaware corporation (the "Company"). Unless otherwise indicated, all terms referred to herein shall have the same meanings as those set forth in the previously filed Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

          The aggregate purchase price paid by Mr. Sunshine for the 300,000 shares of Common Stock purchased on April 1, 1996 is $30,000. The source of such funds was personal funds. The exercise price per share of the 275,000 shares of Common Stock underlying options granted to Mr. Sunshine on September 11, 1995, which options were subject to vesting is $1.25 per shares. Should any options be exercised, the undersigned anticipiate that the source of consideration paid to the Company upon exercise would be personal funds.


Item 4.   Purpose of the Transaction.

          The 300,000 shares of Common Stock purchased by Mr. Sunshine on April 1, 1996 was purchased pursuant to the terms of his employment agreement (the "Employment Agreement") with the Company effective as of the same day. The options were granted pursuant to the Company's 1995 Employee Stock Option Plan.


Item 5.        Interest in Securities of the Issuer.

          As of the date hereof, pursuant to the provisions of Rule 13d-3, Mr. and Mrs. Sunshine are the beneficial owners of 1,270,138 shares of Common Stock. Such 1,270,138 shares of Common Stock constitute approximately 19.66% of the total number of shares of Common Stock deemed to be outstanding (based solely upon 6,186,093 shares outstanding as of April 29, 1996 according to the Company's proxy statement filed with the Securities and Exchange Commission on April 30, 1996.)

          On April 1, 1996, pursuant to the terms of the Employment Agreement, Mr. Sunshine purchased from the Company 300,000 shares of Common Stock at a price of $.10 per share. Such shares are subject to vesting over a three year period commencing on April 1, 1997. On April 12, 1996, Mrs. Sunshine purchased 3,000 shares of Common Stock for her Individual Retirement Account at 1.0625 per share and Mr. Sunshine purchased 500 shares of Common Stock for his Individual Retirement Account at $1.0625 per share.

     Mr. and Mrs. Sunshine have shared power to vote and to direct the vote of all the shares of Common Stock owned by them and to dispose of and to direct the disposition of all of the shares of Common Stock owned by them, other than the 300,000 shares of Common Stock which have not yet vested. Other than the 300,000 shares of Common Stock purchased on April 1, 1996, 3,000 shares of Common Stock purchased by Mrs. Sunshine's Individual Retirement Account on April 12, 1996, and 500 shares of Common Stock purchased by Mr. Sunshine's Individual Retirement Account on April 12, 1996 neither Mr. Sunshine nor Mrs. Sunshine have effected transactions in the equity securities of the Company during the last 60 days.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

          Mr. Sunshine entered into the Employment Agreement with the Company effective as of April 1, 1996. Among other provisions, the Employment Agreement provides for the sale of the 300,000 shares of Common Stock to Mr. Sunshine at a price of $.10 per share.

Item 7.   Material to Be Filed as Exhibits.

          There is filed herewith as Exhibit 2, the Employment
Agreement, dated as of April 1, 1996.

SIGNA                             TURE


     After reasonable inquiry and to his best knowledge and belief, the undersigned hereby certifies that the information set forth in this Statement is true, complete, and correct.




/s/ Dennis Sunshine                          May 14, 1996
    Dennis Sunshine


/s/ Francine Sunshine                        May 14, 1996
    Francine Sunshine